                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004

                         Commission File Number: 1-13368

                                      POSCO
                 (Translation of registrant's name into English)

       POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F [ x ]            Form 40-F  [ __ ]


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes [ __ ]                  No [ x ]


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________________.]

POSCO is furnishing under cover of Form 6-K:

Exhibition 99.1 : An English-language translation of documents with respect to the Performance in January, 2004 of POSCO.

o EXHIBIT 99.1

                      PERFORMANCE IN JANUARY, 2004 (POSCO)


                                                                                   (Unit: 1,000 Metric tons, KRW BN)
                                      ------------------------------------------------------------------------------
                                                 JAN. '04
                                      -----------------------------------------
         ITEMS                                         MOM (%)           YOY (%)          DEC. '03          JAN. '03
         -----                                         -------           -------          --------          --------
Crude Steel Production                2,475              -2.3               4.8              2,534             2,361
                                     ------              ----             -----             ------            ------
     Sales Volume                     2,476              -1.1               8.3              2,503             2,287
                                     ------              ----             -----             ------            ------
        Sales                         1,420               3.3              34.2              1,375             1,058
   Operating Profit                     441              88.5              59.8                234               276
                                     ------              ----             -----             ------            ------
     Total assets                    18,482               0.4               6.3             18,407            17,391
   Total Liabilities                  5,253              -3.6             -11.1              5,449             5,908
                                     ======              ====             =====             ======            ======

* Operating Profit increasing due to the high selling price, the low expenses and the beginning revaluation of inventory.


The figures are based on unaudited financial statements. Certain numbers may be presented differently once audited and the company takes no responsibility and accepts no liability for such changes.

All figures in the above table are based on non-consolidated financial statements

                                   SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            (Registrant)

Date February 3, 2004                        By /s/ Sohn, Yong-Ho
                                                -----------------------------
                                               (Signature)*
*Print the name and title under the            Name: Sohn, Yong-Ho
 signature of the signing officer.             Title: General Manager of Finance
                                                      Management Department